Exhibit 4.1

CERTIFICATE OF DESIGNATIONS
OF
FLEXSHOPPER, INC.

SERIES 2 CONVERTIBLE PREFERRED STOCK

THE UNDERSIGNED, the President and Chief Executive Officer of FlexShopper, Inc., a Delaware corporation (hereinafter called the “Corporation”), DOES HEREBY CERTIFY that the following resolution has been duly adopted by the Board of Directors of the Corporation on June 6, 2016:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the “Board of Directors”) by the provisions of Article FOURTH of the Certificate of Incorporation of the Corporation, the Board of Directors hereby creates and designates a series of preferred stock, par value $0.001 per share, of the Corporation and authorizes the issuance thereof, and hereby fixes the designation and amount thereof and the powers, preferences, and relative rights thereof as follows:

1.	Designation; Number of Shares.

The designation of said series of the Preferred Stock shall be “Series 2 Convertible Preferred Stock” (the “Series 2 Preferred Stock”). The number of shares of Series 2 Preferred Stock shall be limited to 25,000.

2.	Dividend Rights.

The holders of Series 2 Preferred Stock shall be entitled to receive as, when, and if declared by the Board of Directors, out of funds legally available therefor, dividends at an annual rate equal to 10% of the Original Series 2 Issue Price per share for each of the then outstanding shares of Series 2 Preferred Stock, calculated on the basis of a 360-day year consisting of twelve 30-day months, compounding annually. Such dividends shall begin to accrue and shall accumulate (to the extent not otherwise declared and paid as set forth above) on each share of Series 2 Preferred Stock, from the date of issuance of such share of Series 2 Preferred Stock (the “Original Issue Date”), whether or not declared. So long as any shares of Series 2 Preferred Stock are outstanding, no dividends shall be paid or declared and set apart for payment upon the Junior Securities by the Corporation.

3.	Liquidation Rights.

(a) In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary (a “Liquidation Event”), or any Deemed Liquidation Event the holders of Series 2 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of the Corporation’s common stock, par value $0.001 per share (“Common Stock”) or the Corporation’s series 1 preferred stock, par value $0.001 per share (“Series 1 Preferred Stock”, and together with the Common Stock, the “Junior Securities”), the greater of (i) an amount per share equal to $1,000 for each outstanding share of Series 2 Preferred Stock (the “Original Series 2 Issue Price”), plus all accrued but unpaid dividends thereon and (ii) such amount per share as would have been payable had all Shares of Series 2 Preferred Stock been converted into Common Stock pursuant to Section 5(a) hereof immediately prior to such Liquidation Event or Deemed Liquidation Event; provided, however, that the Series 2 Preferred Stock must be tendered for cancellation in connection with a payment pursuant to a Deemed Liquidation Event. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series 2 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series 2 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) Upon the completion of the distribution required by subparagraph (a) of this Section 3 and any other distribution that may be required with respect to any other series of preferred stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to shareholders shall be distributed among the holders of Junior Securities.

(c) For purposes of this Section 3, each of the following shall be considered a “Deemed Liquidation Event”:

(i) a reorganization, merger or consolidation in which

(A) the Corporation is a constituent party, or

(B) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such reorganization, merger or consolidation,

except any such reorganization, merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such reorganization, merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such reorganization, merger or consolidation, a majority, by voting power, of the capital stock entitled generally to elect the directors of the Corporation (“Voting Power”) of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such reorganization, merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this subsection 3(c)(i), all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such reorganization, merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such reorganization, merger or consolidation shall be deemed to be outstanding immediately prior to such reorganization, merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged);

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(ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; or

(iii) issuance or transfer of shares of capital stock of the Corporation, in a single transaction or series of related transactions, representing more than fifty percent (50%) of the Voting Power of the Corporation to a single person or group of related persons.

provided, however, that any sale, transfer, other disposition, transaction or series of related transactions described in this Section 3(c) will not constitute a Deemed Liquidation Event if immediately prior to such Deemed Liquidation Event, holders of a majority of the outstanding shares of Series 2 Preferred Stock shall have waived such Deemed Liquidation Event.

4.	Voting Rights.

From the Original Issue Date until the date that is 45 days after the Original Issue Date, the holders of Series 2 Preferred Stock shall not have any voting rights and from and after the date that is 45 days after the Original Issue date, the holders of shares of Series 2 Preferred Stock shall vote with holders of the Common Stock, and with any other shares of preferred stock that vote with the Common Stock, with each holder of Series 2 Preferred Stock being entitled to a number of votes equal to the number of shares of Common Stock to which such holder would be entitled upon the conversion of its Series 2 Preferred Stock. Fractional votes, however, shall not be permitted and any fractional voting rights resulting from the above with respect to any holder of Series 2 Preferred Stock shall be rounded upward to the nearest whole number. Notwithstanding the foregoing, the holders of shares of Series 2 Preferred Stock shall vote as a single class upon any action that would adversely alter, change or otherwise affect the powers, preferences or special rights of such holders and the affirmative vote of the holders of a majority of the then-outstanding shares of Series 2 Preferred Stock shall be required for the approval of any such action.

5.	Conversion Rights.

The holders of the Series 2 Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Optional. Each share of Series 2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time following the date that is 45 days after the Original Issue Date at the office of the Corporation or any transfer agent for the Series 2 Preferred Stock, into Common Stock. The number of shares of Common Stock to which a holder of Series 2 Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Conversion Rate of the Series 2 Preferred Stock (determined as provided in Subsection 5(c) below) by the number of shares of Series 2 Preferred Stock being converted (with any fractional shares being rounded up to the nearest whole share). Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate or certificates representing the shares of Series 2 Preferred Stock to be converted in accordance with the procedures described in Subsection 5(d) below (the “Conversion Date”).

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(b) Automatic.

(i) If (i) during the two (2) year period commencing on the Original Issue Date (the “Initial Automatic Conversion Period”), (A) the average closing price during any 45 consecutive Trading Day period equals or exceeds $1.75 per share of Common Stock or (B) the Corporation is party to a merger or transaction described in Section 3(c) above (a “Change of Control Transaction”) pursuant to which the Corporation’s Common Stock is valued at a price of $1.75 or greater per share or (ii) at any point after the Initial Automatic Conversion Period, (A) the average closing price during any 45 consecutive Trading Day period equals or exceeds $2.30 per share of Common Stock or (B) the Corporation is party to a Change of Control Transaction pursuant to which the Corporation’s Common Stock is valued at a price of $2.30 or greater per share, the Corporation shall, within three Trading Days of the occurrence of any of the events described in clause (i) or (ii) above, deliver a written notice to all holders of Series 2 Preferred Stock (an “Automatic Conversion Notice” and the date such notice is delivered to such holders, the “Automatic Conversion Notice Date”) to cause each holder to convert all or part of such holder’s Series 2 Preferred Stock (in accordance with the procedures described in the second sentence of Subsection 5(a) above and Subsection 5(d) below) pursuant to this Subsection 5(b), it being agreed that the “Conversion Date” for purposes of Subsection 5(b) shall be deemed to occur on the third Trading Day following the Automatic Conversion Notice Date.

(ii) The dollar amounts set forth in Subsection 5(b)(i) above shall be subject to adjustment in the same manner as the Conversion Price pursuant to Subsection 5(e)(iii) and Subsection 5(e)(iv) below .

(iii) “Trading Day” means a day on which the principal Trading Market is open for trading, or if the Common Stock is not listed or quoted on any Trading Market, “Trading Day” means a “Business Day”.

(iv) “Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

(v) “Closing Price” means, for any date, the closing price for the Common Stock published by the principal Trading Market.

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(c) Conversion Rate. Subject to the provisions of this Section 5, the conversion rate in effect at any time with respect to the Series 2 Preferred Stock (the “Conversion Rate”) shall be the quotient obtained by dividing the Original Series 2 Issue Price by the Conversion Price. The “Conversion Price” shall initially be $0.81 and shall be subject to adjustments as set forth in this Section 5.

(d) Mechanics of Conversion. Before any holder of Series 2 Preferred Stock shall be entitled to receive certificates representing the shares of Common Stock into which shares of Series 2 Preferred Stock are converted in accordance with Subsection 5(a) or 5(b) above, such holder shall surrender the certificate or certificates for such shares of Series 2 Preferred Stock duly endorsed at (or in the case of any lost, mislaid, stolen or destroyed certificate(s) for such shares, deliver an affidavit as to the loss of such certificate(s), in such form as the Corporation may reasonably require) the office of the Corporation or of any transfer agent for the Series 2 Preferred Stock, and shall give written notice to the Corporation at such office of the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued, if different from the name shown on the books and records of the Corporation. Said conversion notice shall also contain such representations as may reasonably be required by the Corporation to the effect that the shares to be received upon conversion are not being acquired and will not be transferred in any way that might violate the then applicable securities laws. The Corporation shall, as soon as practicable thereafter and in no event later than three (3) business days after the delivery of said certificates, issue and deliver at such office to such holder of Series 2 Preferred Stock, or to the nominee or nominees of such holder as provided in such notice, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion pursuant to Section 5(a) or 5(b) shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of the Conversion Date. For the avoidance of doubt, accumulated and unpaid dividends on shares of Series 2 Preferred Stock shall not be required to be paid upon conversion and upon such conversion any and all rights to such accumulated and unpaid dividends shall be cancelled and forfeited. All certificates issued upon the exercise or occurrence of the conversion shall contain a legend governing restrictions upon such shares imposed by law or agreement of the holder or his or its predecessors.

(e) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Series 2 Preferred Stock shall be subject to adjustment from time to time as follows:

(i) (A) If the Corporation shall issue, after the Original Issue Date, any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Series 2 Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for the Series 2 Preferred Stock in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to subsection 5(e)(i)(E)(1) or (2)) (but not including shares excluded from the definition of Additional Stock by Section 5(e)(ii)(C)) plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to subsection 5(e)(i)(E)(1) or (2)) (but not including shares excluded from the definition of Additional Stock by subsection 5(e)(ii)(C)) plus the number of shares of such Additional Stock. However, the foregoing calculation shall not take into account shares deemed issued pursuant to subsection 5(e)(i)(E) on account of options or rights except to the extent (i) such options or rights have been exercised or (ii) the consideration to be paid upon such exercise per share of underlying Common Stock is less than the per share consideration for the Additional Stock that has given rise to the Conversion Price adjustment being calculated.

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(B) No adjustment of the Conversion Price for the Series 2 Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be taken into account in any subsequent adjustment made. Except to the limited extent provided for in subsections (E)(3) and (E)(4), no adjustment of such Conversion Price pursuant to this subsection 5(e)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment. The holders of shares of Series 2 Preferred Stock shall have the right to require the value of such consideration to be determined by an independent valuation from a nationally recognized valuation firm if they disagree with the value determined by the Board of Directors and the value of this consideration could reasonably be determined to exceed $5 (five) million.

(E) In the case of the issuance (whether before, on or after the applicable Original Issue Date) of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this subsection 5(e)(i) and subsection 5(e)(ii):

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 5(e)(i)(C) and 5(e)(i)(D)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

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(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 5(e)(i)(C) and 5(e)(i)(D)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof (unless such options or rights or convertible or exchangeable securities were merely deemed to be included in the numerator and denominator for purposes of determining the number of shares of Common Stock outstanding for purposes of subsection 5(e)(i)(A)), the Conversion Price of the Series 2 Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Series 2 Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities (unless such options or rights were merely deemed to be included in the numerator and denominator for purposes of determining the number of shares of Common Stock outstanding for purposes of subsection 5(e)(i)(A)), shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

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(5) The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 5(e)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 5(e)(i)(E)(3) or (4).

(ii) “Additional Stock” shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 5(e)(i)(E)) by the Corporation after the Original Issue Date other than:

(A) Common Stock issued pursuant to a transaction described in subsection 5(e)(iii) hereof;

(B) Common Stock issued upon conversion of any shares of Series 1 Preferred Stock or upon exercise or conversion of any other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock outstanding as of the Original Issue Date (hereinafter referred to as “Common Stock Equivalents”); or

(C) Shares of Common Stock issuable or issued to employees, consultants, directors or vendors (if in transactions with primarily non-financing purposes) of the Corporation directly or pursuant to a stock option plan or restricted stock plan approved by the Board of Directors of the Corporation and ratified by stockholders.

(iii) In the event the Corporation should at any time or from time to time after the Original Issue Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or Common Stock Equivalents without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Series 2 Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in subsection 5(e)(i)(E).

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(iv) If the number of shares of Common Stock outstanding at any time after the Original Issue Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Series 2 Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(f) Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 5(e)(iii), then, in each such case for the purpose of this subsection 5(f), the holders of the Series 2 Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series 2 Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(g) Recapitalizations and Mergers. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, common stock dividend, combination or sale of assets transaction provided for elsewhere in this Section 5 or Section 3) or merger in which the Corporation is not the surviving corporation (a “Transaction”), provision shall be made so that the holders of the Series 2 Preferred Stock or the other shares into which such shares are converted shall thereafter be entitled to receive upon conversion of the Series 2 Preferred Stock or the other shares into which such shares are converted the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled in connection with such Transaction. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of the Series 2 Preferred Stock after the Transaction to the end that the provisions of this Section 5 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series 2 Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

(h) No Impairment. The Corporation shall not, by amendment of its Certificate of Incorporation or Bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series 2 Preferred Stock against impairment.

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(i) Certificate Regarding Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and cause the Corporation’s independent public accountants to verify such computation and prepare and furnish to each holder of Series 2 Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series 2 Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price and the Conversion Rate at that time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at that time would be received upon the conversion of Series 2 Preferred Stock.

(j) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities other than Series 2 Preferred Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, any Common Stock Equivalents or any right to subscribe for, purchase, or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series 2 Preferred Stock, at least twenty (20) and, in any event, no more than sixty (60) days before the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution, or rights, and the amount and character of such dividend, distribution, or rights.

(k) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series 2 Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series 2 Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall be insufficient to effect the conversion of all then outstanding shares of the Series 2 Preferred Stock, the Corporation shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6.	Notices.

Any notice required by the provisions hereof to be given to the holders of shares of Series 2 Preferred Stock shall be deemed given on the third business day following (and not including) the date on which such notice is deposited in the United States Mail first-class, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation. Notice by any other means shall not be deemed effective until actually received.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be made under the seal of the Corporation and signed and attested by its duly authorized officer on June 10, 2016.

FLEXSHOPPER, INC.

By:	/s/ Brad Bernstein
Brad Bernstein
President & CEO

[Certificate of Designations]